AMENDMENT NO. 1 TO RIGHTS AGREEMENT

This Amendment No. 1 to Rights Agreement, dated as of February 26, 2002 (this "Amendment"), amends that certain Rights Agreement, dated as of May 22, 1998 (the "Original Agreement"), entered into between Wild Oats Markets, Inc., a Delaware corporation (the "Company"), and Wells Fargo Bank, N.A., as successor in interest to Norwest Bank Minneapolis, N.A. (the "Rights Agent").

W I T N E S S E T H:

WHEREAS, pursuant to Section 27 of the Original Agreement, the Company desires to make certain amendments to the Original Agreement.

NOW, THEREFORE, in consideration of the foregoing and in accordance with Section 27 of the Original Agreement and intending to be legally bound, the Company and the Rights Agent agree that the Original Agreement hereby is amended as follows:

  Certain Amendments.

  Amendment to Section 1(a). Section 1(a) of the Original Agreement hereby is amended in its entirety to read as follows:

  "Acquiring Person" means any Person that, together with all Affiliates and Associates of such Person, is the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, but shall not include (i) the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan; (ii) any Person who would otherwise become an Acquiring Person solely as a result of a reduction in the number of shares of Common Stock outstanding due to the acquisition of shares of Common Stock by the Company or a Subsidiary of the Company, unless and until such Person shall thereafter purchase or otherwise become the Beneficial Owner of additional shares of Common Stock constituting one percent or more of the then outstanding shares of Common Stock; or (iii) any of the following: David L. Ferguson or J.P. Morgan Partners (SBIC), LLC.

  Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement.

    Amendment to Section 1(h). Section 1(h) of the Original Agreement (which defines the term "Continuing Director") hereby is deleted in its entirety, and the remaining Section 1(i) through 1(q) hereby are renumbered as Sections 1(h) through 1(p), respectively.
    Amendment to Section 7(e). Section 7(e) of the Original Agreement hereby is amended in its entirety to read as follows:

    (e) Notwithstanding anything in this Agreement to the contrary, from and after the first occurrence of a Section 11(a)(ii) Event, any Rights beneficially owned by (i) an Acquiring Person or an Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such, or (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom the Acquiring Person has any continuing agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer that the Company has determined is part of a plan, arrangement or understanding that has as a primary purpose or effect the avoidance of this Section 7(e), shall become null and void without any further action and no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under this Agreement or otherwise. The Company shall use all reasonable efforts to insure that this Section 7(e) and Section 4(b) hereof are complied with, but shall have no liability to any holder of Rights Certificates or other Person as a result of its failure to make any determinations with respect to an Acquiring Person or its Affiliates, Associates or transferees hereunder.
    Amendment to Section 23(a). Section 23(a) of the Original Agreement hereby is amended in its entirety to read as follows:

    (a) The Board of Directors of the Company may, at its option, at any time before the earlier of (i) the close of business on the tenth day following the Stock Acquisition Date (or, if the Stock Acquisition Date occurs before the Record Date, the close of business on the tenth day after the Record Date), or (ii) the Final Expiration Date, redeem all but not less than all the then outstanding Rights at a redemption price of $.001 per Right (such redemption price being hereinafter referred to as the "Redemption Price"). Notwithstanding anything in this Agreement to the contrary, the Rights shall not be exercisable at any time when the Company may redeem them pursuant to this Section 23. The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock (based on the "current market price" as defined in Section 11(d)(i) hereof, of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors. Notwithstanding anything herein to the contrary, the Rights shall not be exercisable pursuant to Section 11(a)(ii) prior to the expiration of the Company's right of redemption hereunder.
    Amendment to Section 27. Section 27 of the Original Agreement hereby is amended in its entirety to read as follows:

    Section 27. Supplements and Amendments. Prior to the Distribution Date, the Company from time to time may, in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, supplement or amend any provision of this Agreement without the approval of any holder of Rights. From and after the Distribution Date and subject to the penultimate sentence of this Section 27, the Company may, and the Rights Agent shall if the Company so directs, supplement or amend this Agreement without the approval of any holders of Rights (i) to cure any ambiguity, (ii) to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, or (iii) to shorten or lengthen any time period hereunder; provided, however, that this Agreement may not be supplemented or amended to lengthen, pursuant to clause (iii) of this sentence, (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of holders of the Rights. Upon the delivery of a certificate from an appropriate officer of the Company stating that the proposed supplement or amendment is in compliance with this Section 27, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything herein to the contrary, no supplement or amendment shall be made after the Distribution Date that would adversely affect the basic economic terms of the Rights or would have the effect of making the Rights redeemable. Prior to the Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of the holders of Common Stock.
    Amendment to Exhibit C. The Summary of Rights to Purchase Preferred Stock attached as Exhibit C to the Original Agreement hereby is amended as follows:
      The eleventh paragraph of the Summary of Rights to Purchase Preferred Stock hereby is amended in its entirety to read as follows:

      At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights or at such other time as may be specified by the Board when it orders redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.
      The twelfth paragraph of the Summary of Rights to Purchase Preferred Stock (which defined "Continuing Directors") hereby is deleted in its entirety.
  Miscellaneous Provisions.
    "Agreement" as Amended. The term "Agreement" as used in the Original Agreement shall be deemed to refer to the Original Agreement as amended by this Amendment, and all references in the Original Agreement to the "Agreement" shall be deemed to include this Amendment.
    Effectiveness. This Amendment shall be effective as of the date first written above, and except as set forth herein, the Original Agreement shall remain in full force and effect and otherwise shall be unaffected hereby.
    Severability. If any term of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
    Governing Law. This Amendment shall be deemed to be a contract made under Delaware law and for all purposes shall be governed by and construed in accordance with Delaware law applicable to contracts made and to be performed entirely within such state.
    Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute a single instrument.
    Descriptive Headings. Descriptive headings of the Sections of this Amendment are inserted for convenience only and shall not affect the meaning of this Amendment.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

WILD OATS MARKETS, INC.

By: /s/
Name: Freya R. Brier
Title:  V.P., Legal

WELLS FARGO BANK, N.A.

By:  /s/
Name:  Jennifer L. Leno
Title:  Officer